FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the months of December, 2004 - January, 2005
Commission File Number: 0-29742

                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F X                      Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____                 No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are hereby attached hereto and incorporated by reference herein:

1. Press Release: North America's Largest 7-Eleven Licensee Turns to NCR and Retalix for POS Solution. Dated: December 14, 2004

2. Press Release: Retalix Enters Japan: Drug-Eleven Selects Retalix StoreLine and ReMA for Rollout in its 169 Health & Beauty Stores. Dated: December 22, 2004.

3. Press Release: Delhaize America's Sweetbay / Kash n' Karry Chain Selects Retalix StoreLine POS for its Supermarkets in Florida. Dated: December 28, 2004.

4. Press Release: French STIME Signs Contract with Retalix for the Rollout of Retalix StoreLine to 3,000 Mousquetaires-Intermarche Stores Throughout Europe.
Dated: January 3, 2005.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Retalix Limited
                                          (Registrant)
Date: January 3, 2005                     /s/Guy Geri
                                          ---------------------------

                                          By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number      Description of Exhibit

10.1 Press Release: North America's Largest 7-Eleven Licensee Turns to NCR and Retalix for POS Solution.
                    Dated: December 14, 2004

10.2 Press Release: Retalix Enters Japan: Drug-Eleven Selects Retalix StoreLine and ReMA for Rollout in its 169 Health & Beauty Stores. Dated: December 22, 2004.

10.3 Press Release: Delhaize America's Sweetbay / Kash n' Karry Chain Selects Retalix StoreLine POS for its Supermarkets in Florida. Dated: December 28, 2004.

10.4 Press Release: French STIME Signs Contract with Retalix for the Rollout of Retalix StoreLine to 3,000
                    Mousquetaires-Intermarche Stores Throughout Europe.
                    Dated: January 3, 2005.

                                  EXHIBIT 10.1

For further information:

Robert (Kelly) Kramer                        Barry Shaked, CEO
NCR Corporation                              Retalix Ltd.
770 623-7215                                 469-241-8400
kelly.kramer@ncr.com                         infousa@retalix.com

For Release on December 14, 2005

                    North America's Largest 7-Eleven Licensee
                    Turns to NCR and Retalix for POS Solution

                 ALON USA installs NCR RealPOS(TM) terminals and
         RealScan(TM) bar-code scanners with Retalix StorePoint Software

         ATLANTA and DALLAS - NCR Corporation (NYSE: NCR) and Retalix Ltd. (Nasdaq: RTLX) today announced that ALON USA is installing point-of-sale (POS) systems featuring NCR technology running Retalix software solutions. The systems are being deployed at all of ALON's 7-Eleven locations, operated by the company's Southwest Convenience Stores (SCS) retail marketing division.

        With 168 stores in West Texas and New Mexico, ALON is the largest 7-Eleven licensee in North America.

         ALON selected NCR RealPOS 70 workstations, NCR RealScan 92 bar-code scanners and NCR high-speed thermal receipt printers. ALON and NCR have also signed a three-year store technology maintenance contract.

         ALON's POS initiative includes StorePoint software from Retalix, a Gold level member of the NCR RealPartner program. The Retalix StorePoint suite of software includes integrated Point of Sale, Back Office, Fuel, and Home Office/PriceBook management.

         "The high transaction volume in our stores calls for durable, easy-to-service POS technology designed for maximum availability," said ALON Director of Marketing Technologies Avsha Klachuk. "We found that NCR's products exceeded our criteria, which included lifecycle and total-cost-of-ownership considerations. Further, with the Retalix StorePoint software solution, we are able to meet our current operating requirements for both store and fuel retailing while working closely with their development team to build new and innovative functionality for the future."

         The rollout of the NCR/Retalix solution is past the halfway milestone and is scheduled for completion by March 2005. ALON also plans to make the hardware/software package available as a turnkey solution to more than 1,200 FINA branded fuel outlets that the company supplies through its distributor and direct retail network.

         "ALON is committed to offering the best value to its customers, and NCR is committed to helping companies like ALON focus on the activities that are most important to their business success," said Nelson Gomez, vice president of solution sales for NCR. "That's why we focus on engineering rugged, reliable POS solutions that are easy to install and maintain, provide speedier customer service at the checkout and improve operational efficiency."

         "We are very pleased to provide solutions which support ALON's vision, and to deliver value-added retail technologies that allow them to compete at the highest level possible," said Barry Shaked, president and CEO of Retalix Ltd. "Our StorePoint solution enables ALON to provide creative merchandising and product sales, as well as create maximum efficiencies throughout its supply chain. We are positive ALON will continue to derive great benefits from our solutions for its future growth."

About ALON USA
         ALON USA, a fully integrated refining and marketing enterprise operating in the Southwest, is a subsidiary of ALON Israel Oil Co. Ltd. ALON Israel purchased ATOFINA Petrochemicals Inc.'s downstream business, including its domestic fuels marketing business, pipelines, terminals and Big Spring, Texas refinery. Headquartered in Dallas, ALON USA controls the marketing rights to FINA gasoline throughout the Southwest. For more information about the company, visit its website, www.alonusa.com.

ABOUT RETALIX LTD.
         Retalix Ltd., with North American headquarters in Dallas, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com

About NCR Corporation
         NCR Corporation (NYSE: NCR) is a leading global technology company helping businesses build stronger relationships with their customers. NCR's ATMs, retail systems, Teradata(R) data warehouses and IT services provide Relationship Technology(TM) solutions that maximize the value of customer interactions and help organizations create a stronger competitive position. Based in Dayton, Ohio, NCR (www.ncr.com) employs approximately 29,800 people worldwide.

NCR, NCR EasyPoint, NCR FastLane, NCR RealPOS, NCR RealPrice, NCR RealScan, NCR RealSolutions and Teradata are trademarks or registered trademarks of NCR Corporation in the United States and other countries.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                  EXHIBIT 10.2


CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Danny Moshaioff, CFO
(818) 789-0100                                          Retalix Ltd.
crocker.coulson@ccgir.com                               (011) 972-9-776-6677



FOR IMMEDIATE RELEASE


                              Retalix Enters Japan:

      Drug-Eleven Selects Retalix StoreLine and ReMA for Rollout in its 169
                             Health & Beauty Stores

RA'ANANA, Israel, December 22, 2004 - Retalix Ltd. (Nasdaq: RTLX), today announced that Drug-Eleven in Japan has signed a contract to install Retalix StoreLine store solutions and REMA chain management platform throughout the chain. Drug Eleven is a leading Japanese health & beauty chain of 169 stores based in Fukouka.

The Retalix offering for Drug Eleven provides for advanced store operations and management activities hosted by a web-enabled suite of central applications, including item category management, promotions, loyalty, and data reporting and analysis.

The first Retalix installation at a Drug-Eleven store will go live in mid-2005, with the rollout to be completed by end of 2005, in cooperation with CPI (Create Power Inc.). CPI, which is affiliated with Sojitz Corporation, the large Japanese trading company, is responsible for the sales, service and support of Retalix products in Japan.

Mr. Tsuneo Okubo, President and CEO of Drug Eleven, said: "Drug Eleven selected Retalix for their technology and innovation leadership in the Health & Beauty retail environment, offering flexible and easy-to-use solutions, and a good understanding of the Japanese retail business requirements coupled with 24-hour local service and support."

Mr. Hitoshi Shimase, Chairman of Create Power Inc. (CPI), said: "Retalix offers the opportunity to introduce the same advanced technologies it deploys with its well-known customers worldwide into the Japanese retail market".

Yoni Stutzen, EVP International Business Division of Retalix Ltd., said: "This is a significant entry for Retalix into Japanese retail market, which is the second largest retail market after the US, hence meeting one of our most important growth goals set forth at the beginning of this year. This contract also demonstrates the Retalix capabilities of working successfully with strong local partners."

About Drug Eleven
Drug Eleven is a leading Japanese health & beauty chain of 169 stores based in Fukouka. Drug Eleven has been in business since the early nineties, and is aiming its selection of health, beauty and pharmacy products to the medium- and high-income consumers. Drug Eleven plans to grow at a rate of 20 new stores per year during the next few years.


About Create Power Inc. (CPI)
Create Power Inc. (CPI) specializes in the sales, service and support of software solutions throughout Japan. CPI was established in 1996, employs about 60 staff, and has main offices in Tokyo and Nagasaki. CPI is affiliated with Sojitz Corporation, a large Japanese trading company, with a total of about 25,000 employees, which, among other things, holds the exclusive rights for brands such as Boeing and Nike in Japan.
Additional information is available at www.cpower.co.jp and also www.sojitz.com



About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #

                                  EXHIBIT 10.3


CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Retalix Ltd.
(818) 789-0100                                          (469) 241-8400
crocker.coulson@ccgir.com                               infousa@retalix.com


FOR IMMEDIATE RELEASE

            Delhaize America's Sweetbay / Kash n' Karry Chain Selects
              Retalix StoreLine POS for its Supermarkets in Florida

Dallas, TX, December 28, 2004 - Retalix USA (NASDAQ: RTLX), announced today that Sweetbay / Kash n'Karry a 103-store supermarket chain headquartered in Tampa, Florida, a subsidiary of Delhaize America, has selected Retalix StoreLine linux-based POS for rollout throughout its Florida stores.

Retalix StoreLine is already installed in the new Sweetbay locations in Seminole and Bonita Springs, Florida. As previously announced, another subsidiary of Delhaize America, Hannaford Bros. Co., a 142-supermarket food retailer in the northeastern US, rolled out the Retalix StoreLine solution. Retalix StoreLine is an advanced in-store solution, that addresses grocery industry requirements by offering hardware-independent world-class POS, back office and mobile functionality, ease of use, system robustness and the ability to process critical data in real time across multiple sales channels and formats.

"Based on Hannaford's successful experience with Retalix, we felt comfortable recommending it to our sister company, Sweetbay / Kash n' Karry", said Bill Homa, Hannaford SVP & CIO. "Retalix was able to provide us with the small foot-print linux option we desired, with its StoreLine application. The result is that Hannaford and Sweetbay / Kash n' Karry have the unique benefit of freedom to choose between a Microsoft Windows or Linux operating system, while maintaining consistent functionality across the different brands."

"We have been working with Hannaford Bros. for several years now and are delighted that Sweetbay / Kash n'Karry have also selected our solutions. We are positive that Sweetbay will be able to benefit from the reduced cost of ownership of our small footprint, while taking advantage of the rich functionality, flexibility and robustness provided by the StoreLine solution", said Barry Shaked, President and CEO of Retalix Ltd.

About Sweetbay / Kash n' Karry
Sweetbay / Kash n' Karry currently operates 103 supermarkets in Florida and is a wholly-owned subsidiary of Delhaize America, Inc., a leading USA supermarket operator with over 1,500 stores in 16 states in the eastern USA, also operating the banners Food Lion, Hannaford Supermarkets and Harveys.
Kash n' Karry is the supermarket of choice for shoppers in Central Florida who want high quality and exceptional value. In January 2004, Kash n' Karry announced the creation and roll out of a new supermarket concept called Sweetbay Supermarket in its core markets on the West Coast of Florida. The new brand and store concept will provide customers with great quality and strong fresh food and ethnic offering. In its initial phase, it will be developed in addition to the existing Kash n' Karry brand. Over the next three years, the entire chain will transform to the new brand. For more information, please visit www.delhaize.com

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the Company's web site at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #

                                  EXHIBIT 10.4

CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Danny Moshaioff, CFO
(818) 789-0100                                          (011) 972-9-776-6677
crocker.coulson@ccgir.com                               (760) 931-6940



FOR IMMEDIATE RELEASE

           French STIME Signs Contract with Retalix for the Rollout of
                           Retalix StoreLine to 3,000
               Mousquetaires-Intermarche Stores Throughout Europe

Ra'anana, Israel, January 3, 2005 -- Retalix Ltd., (Nasdaq: RTLX), announced today that STIME has selected Retalix StorLine as the in-store solution for the 3,000 supermarkets and specialty chains of the French-based
Mousquetaires-Intermarche Group throughout Europe. This is the first contract Retalix wins for rollout with a French Tier-1 retail group.

The 3,000 franchisees, which make up the Mousquetaires-Intermarche Group, operate various retail chains in France, Spain, Portugal, Belgium and Poland. STIME manages all IT-related activities of the Mousquetaires-Intermarche Group and will implement the Retalix StoreLine across the full range of the group's brands, which include: Intermarche and Ecomarche supermarkets, Netto hard discounter stores, Bricomarche and Logimarche DIY stores, Stationmarche auto centers, Vetimarche textile stores and more.

Retalix StoreLine is an advanced, Windows-based in-store solution that addresses grocery industry requirements by offering hardware-independent world-class POS, back office and mobile functionality, ease of use, system robustness and the ability to process critical data in real time across multiple sales channels and formats. The Mousquetaires-Intermarche Group will roll-out StoreLine as one standard solution across its multiple brands and regions.

Project work is already under way for the first StoreLine Intermarche supermarket pilot in France, which is planned for mid-2005, with a full-scale rollout to follow. Retalix will support this important contract with local staff based in its Retalix France offices in Evry (near Paris).


Christian Legendre, STIME CEO, said: "Our multiple retail formats together with a broad scope of differing specialist needs are often a tall order when looking for a standard solution to effectively leverage synergies. We were attracted by StoreLine's value proposition of an innovative, evolutive & competitive edge POS solution within a multi-national, multi-concept & multi-format standard solution for our stores. "

Yoni Stutzen, EVP International Business Division of Retalix Ltd., said: "This is a milestone contract for Retalix, marking our entry into the top-tier French-based international retail chains. We are delighted being selected by Intermarche, and are looking forward to working closely with STIME IT to deploy the benefits of the Retalix products and technology across the multiple Intermarche brands and regions."


About STIME
STIME (Societe de Traitements Informatiques des Moyennes Entreprises) is the subsiduary responsible for all IT-related activities of the Mousquetaires-Intermarche Group. Headquartered in France, STIME builds, supports and runs IT solutions in France, Spain, Portugal, Belgium, Poland and other markets, for a total of over 3,000 independent franchisees together with all upstream activities such as Logistics, Marketing, Purchasing, Finance, HR, etc.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the Company's web site at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
                                       ###